Exhibit 99.1

Goldcorp Announces Acquisition of Kaminak Gold Corporation

VANCOUVER, May 12, 2016 /CNW/ - Goldcorp Inc. ("Goldcorp") (TSX: G, NYSE: GG) and Kaminak Gold Corporation ("Kaminak") (TSX-V: KAM) are pleased to announce that they have entered into a definitive arrangement agreement (the "Arrangement Agreement") pursuant to which Goldcorp has agreed to acquire, by way of a plan of arrangement (the "Arrangement"), all of the outstanding shares of Kaminak.  The total consideration offered for all of the outstanding shares of Kaminak is approximately C$520 million.

Under the Arrangement, each common share of Kaminak will be exchanged for 0.10896 common shares of Goldcorp. Based on the closing price of Goldcorp's common shares on the Toronto Stock Exchange on May 11, 2016, the transaction values each Kaminak share at C$2.62. The consideration received by Kaminak shareholders represents a 40% premium over the 20-day volume-weighted average share price of Kaminak from all trading on Canadian exchanges for the period ending May 11, 2016 and a premium of 33% over Kaminak's closing share price on the TSX Venture Exchange on May 11, 2016. The number of Goldcorp shares to be issued under the Arrangement will be approximately 21.6 million based on the issued and outstanding shares of Kaminak as of the announcement date, but will be subject to adjustment depending on the number of Kaminak options that may be exercised prior to the completion of the Arrangement.

Kaminak's key asset is the 100%-owned Coffee Gold project ("Coffee"), a structurally hosted hydrothermal gold deposit located approximately 130 kilometres south of the City of Dawson, Yukon. Coffee is a high-grade, open pit, heap leach mining project located in a top tier mining jurisdiction.  The Coffee land package, comprising over 60,000 hectares, demonstrates significant potential for near-mine discoveries, with mineralization remaining open along strike and at depth. Coffee currently has total indicated gold mineral resources1 of 3.0 million ounces (63.7Mt at 1.45g/t) inclusive of total probable gold mineral reserves1 of 2.2 million ounces (46.4Mt at 1.45g/t), and total inferred gold mineral resources1 of 2.2 million ounces (52.4Mt at 1.31g/t).

"This acquisition is consistent with our strategy of partnering with junior exploration companies to identify and develop mining districts with significant exploration potential that is expected to grow our net asset value per share," said David Garofalo, Goldcorp President and Chief Executive Officer. "Coffee is located within a politically stable jurisdiction and provides us with an opportunity to add high quality ounces to our development pipeline, at low all-in sustaining costs.  With our strong financial position and mine construction expertise, we see significant potential to deliver value for all partners and stakeholders.  We are committed to responsible, sustainable mining and will ensure this project is built to create lasting positive benefits for local First Nations and communities."

The Arrangement has been unanimously approved by the boards of directors of Goldcorp and Kaminak and will be subject to, among other things, the favourable vote of 66 2/3% of the holders of Kaminak shares and Kaminak options, voting as a single class, at a special meeting of Kaminak shareholders and option holders to be held no later than July 14, 2016, receipt of all necessary regulatory and court approvals and the satisfaction of certain other closing conditions customary for a transaction of this nature.

The Arrangement Agreement includes customary deal protection provisions. Kaminak has agreed not to solicit any alternative transactions and, in certain circumstances, to pay Goldcorp a termination fee equal to C$20.3 million in the event that the Arrangement is not completed. Kaminak has also provided Goldcorp with certain other customary rights, including a right to match competing offers. Closing of the transaction is expected to occur no later than August 15, 2016.

Directors, officers, and certain shareholders of Kaminak representing approximately 27.5% of Kaminak's outstanding shares have entered into voting support arrangements with Goldcorp under which they have agreed to vote in favour of the transaction.  BMO Capital Markets has provided an opinion to the Kaminak Board of Directors that the consideration offered under the Arrangement is fair, from a financial point of view, to Kaminak's shareholders.

Advisors and Counsel

Goldcorp's financial advisors are RBC Capital Markets and Fort Capital Partners and its legal advisors are Cassels Brock & Blackwell LLP in Canada.

Kaminak shareholders and other interested parties are advised to read the materials relating to the proposed transaction that will be filed by Kaminak with securities regulatory authorities in Canada when they become available because they will contain important information.  Anyone may obtain copies of these documents when available free of charge at the Canadian Securities Administrators' website at www.sedar.com.  This announcement is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares or a solicitation of a proxy.

The scientific and technical information contained in this news release has been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under National Instrument 43-101 ("NI 43-101").

About Goldcorp

Goldcorp is a global senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

1)  Refer to Kaminak's press release dated January 6, 2016 for further information on the gold mineral reserve and gold mineral resource estimates.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the anticipated benefits of the acquisition of Kaminak to Goldcorp, the  number of Goldcorp shares to be issued, timing and anticipated receipt of regulatory and shareholder approvals for the Arrangement, the ability of the parties to satisfy conditions of and to complete the Arrangement within the times specified, the development of the Coffee project, future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves  and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold and other by-product metals, anticipated costs and ability to achieve goals. In respect of the forward-looking statements concerning the anticipated completion of the proposed Arrangement and the anticipated timing for completion of the Arrangement, Goldcorp has provided them in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail shareholder meeting materials, including the required information circular; the ability of the parties to receive, in a timely manner, the necessary regulatory, court, shareholder and other third party approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold and other by-product metals price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which Goldcorp does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables,  currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the risk that the transaction may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; the failure to obtain the necessary shareholder, court, regulatory and other third party approvals required in order to proceed with the transaction; the benefits expected from the Arrangement not being realized; risks related to the integration of acquisitions; risks related to international operations including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other by-product metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; risks related to the integration of acquisitions; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: Lynette Gould, Director, Investor Relations, Goldcorp Inc., Telephone: (604) 695-1446, Fax: (604) 696-3001, E-mail: info@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 08:30e 12-MAY-16